Exhibit 99.1

AirMedia Extends its Concession Rights Contract with Sinopec

Beijing, August 1, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it has recently extended its concession rights contract with China Petroleum & Chemical Corporation (“Sinopec”) (HKEX: 386; NYSE: SNP; LSE: SNP; CH: 600028) to December 31, 2020 from the original expiration date of December 31, 2014. In the supplemental contract evidencing the extension, Sinopec also authorized AirMedia to install LED screens, a proven advertising format, in Sinopec’s gas stations.

“Our extension of the concession rights contract with Sinopec helps us further develop a nationwide network of LED screens in gas stations. We believe putting LED screens in our gas station media network is a right step toward maximizing the tremendous value of this network. We currently expect to operate 1,000 LED screens in gas stations by July 2014. We expect to see a significant increase in revenues from our gas station media network after we reach our initial target of operating 1,000 LED screens in gas stations. With Sinopec’s full support, we are currently on track in installing LED screens in the Sinopec’s gas stations,” remarked Herman Guo, chairman and chief executive officer of AirMedia.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn